Exhibit 99.1

TalkTalk Joins Forces With NiCE To Deploy CXone Mpower In Mission To
Revolutionize Customer Experience

The UK connectivity provider is embracing cutting-edge technology to transform business with NiCE’s
AI-powered platform

Hoboken, N.J., July 1, 2025 – NiCE (Nasdaq: NICE) today announced that TalkTalk, one of the UK’s largest connectivity providers, has taken another step forward in its mission to become the UK’s most recommended Wi-Fi provider by harnessing NiCE’s AI-powered customer service automation platform, CXone Mpower.

As part of transformation plans aimed at radically simplifying its business and revolutionizing customer experience, the collaboration will enable TalkTalk to combine multiple existing operating systems into one powerful, unified AI platform, CXone Mpower.

The platform will empower front-line agents by streamlining end-to-end customer service processes and – through built-in AI technology – equip them with intelligent automated writing tools and the most relevant answers in real-time. The technology will reduce the need for manual interventions and enable agents to stay focused on customers during conversations.

With CXone Mpower, TalkTalk hopes to provide faster response times, more accurate resolutions, and a truly seamless experience for customers. It forms part of a broader strategy to adopt innovative and flexible technologies to simplify TalkTalk’s operating platform and provide a more customer-friendly offering.

Neil Smith, Chief Operating Officer, TalkTalk, said: “We are transforming our approach to customer service to meet the expectations of today’s digitally connected customers. Partnering with NiCE will give us a powerful and practical customer service platform powered by AI, enabling us to provide faster resolutions and a better customer experience.”

Darren Rushworth, President, NiCE International, said: “We are extremely thrilled to be working with TalkTalk at such a pivotal point in their customer service transformation. By unifying operations with CXone Mpower, TalkTalk is eliminating inefficiencies and setting a new benchmark for AI-driven customer service in the UK telecom industry. Their commitment to innovation ensures they remain at the forefront of delivering seamless, scalable, and automated customer experiences. This will be a game-changer for TalkTalk, its customers and employees.”

Neil Smith and Bhavesh Panchal, Head of Channels and Digital Adoption at TalkTalk, will be delivering a keynote presentation on the business’ digital-first transformation and more at NiCE’s Interactions International 2025 event, taking place in London on 2nd July. Register here.

About TalkTalk
TalkTalk is the UK’s largest value for money connectivity provider with broadband, TV and phone customers. Since entering the market in the early 2000s, we’ve had a proud history as an innovative challenger believing that connectivity should be simple, affordable, reliable, and fair. TalkTalk is the consumer business of the TalkTalk Group, headquartered in its Soapworks HQ in Salford, Greater Manchester.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.